EXHIBIT 99.1

2024

EARNINGS RESULTS

Conference Call

Friday, October 25, 2024

9:00 a.m. (Mexico City Time)

11:00 a.m. (Eastern Time)

To participate in the conference call please connect via webcast or by dialing:

International Toll-Free:	+1 (888) 350-3870
International Toll:	+1 (646) 960-0308
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Participant Code:	1849111

Webcast:	https://events.q4inc.com/attendee/535529886

The replay will be available two hours after the call has ended and can be accessed from Vesta’s IR website.

Juan Sottil CFO +52 55 5950-0070 ext. 133 jsottil@vesta.com.mx	Fernanda Bettinger IRO +52 55 5950-0070 ext. 163 mfbettinger@vesta.com.mx investor.relations@vesta.com.mx	Barbara Cano InspIR Group +1 (646) 452-2334 barbara@inspirgroup.com

Mexico City, October 24, 2024 – Corporación Inmobiliaria Vesta S.A.B. de C.V., (“Vesta”, or the “Company”) (BMV: VESTA; NYSE: VTMX), a leading industrial real estate company in Mexico, today announced results for the third quarter ended September 30, 2024. All figures included herein were prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto. Vesta’s financial results are stated in US dollars unless otherwise noted.

Q3 2024 Highlights

•	Vesta updated its full year 2024 guidance: revenue guidance has been upwardly revised and is expected to exceed 17%, an increase from the Company´s prior guidance of 16-17%, Adjusted NOI margin has been revised to 94.5% from 94.0% and Adjusted EBITDA has been revised to 83.5% from 83.0%. This reflects Vesta’s financial discipline and strong leasing activity throughout the year.

•	Vesta’s third quarter 2024 total income was US$ 63.7 million; a 14.4% year over year increase. third quarter 2024 Adjusted NOI[1] margin and Adjusted EBITDA[2] margin reached 94.2% and 84.5%, respectively. Vesta FFO ended third quarter 2024 at US$ 40.4 million; a 20.3% increase compared to US$ 33.6 million in the third quarter 2023.

•	Third quarter 2024 leasing activity reached 1.3 million sf: 476 thousand sf in new contracts in the Bajio and Mexico City, with best-in-class automotive and e-commerce sector companies, and 787 thousand sf in lease renewals. Vesta’s third quarter 2024 total portfolio occupancy therefore reached 93.9%, while stabilized and same-store occupancy reached 95.8% and 98.3%, respectively.

•	During the quarter renewals and re-leasing reached 787 thousand sf with a trailing twelve-month weighted average spread of 7.1%. Same-store NOI increased by around 3% year on year.

•	Vesta finalized a new strategic land acquisition in Tijuana, Baja California, comprised of 35.7 hectares of landbank directly adjacent to the Company´s existing Vesta Park Mega Region. The new park will ultimately total 1.0 million square feet with six LEED certified world-class buildings aligned with the highest global sustainability standards.

•	Vesta’s current construction in progress reached 3.4 million sf by the end of the third quarter 2024, representing a US$ 328.9 million estimated investment and a 10.4% yield on cost, in markets including Mexico City, Puebla, Ciudad Juarez, Monterrey and the Bajio region.

•	The Company continued to strengthen its balance sheet and successfully signed in October, after the third quarter’s end, a mandate letter for a US$ 500 million syndicated credit facility comprised by a US$ 300 million term loan, with an 18-month availability period, and a US$ 200 million revolving credit facility replacing the current revolving credit line.

•	During the quarter Vesta paid US$ 65 million of the first tranche of the Company’s 2017 private placement bond which matured in September 2024.

•	Vesta´s share repurchase program was approximately US$ 15 million during the third quarter 2024. The Company’s strategy remains focused on consistently allocating capital to ensure the most significant shareholder return.

1 Adjusted NOI and Adjusted NOI Margin calculations have been modified, please refer to Notes and Disclaimers.

2 Adjusted EBITDA and Adjusted EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers

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•	During October 14th, Vesta paid dividends for US$ 16.2 million equivalent to PS$ 0.3576 per ordinary share for the third quarter.

				9 months
Financial Indicators (million)	Q3 2024	Q3 2023	Chg. %	2024	2023	Chg. %
Total Rental Income	63.7	55.7	14.4	187.3	157.1	19.2
Total Revenues (-) Energy	61.1	55.3	10.4	180.8	157.1	15.1
Adjusted NOI	57.6	51.7	11.4	171.7	148.8	15.3
Adjusted NOI Margin %	94.2%	93.4%		95.0%	94.8%
Adjusted EBITDA	51.6	45.0	14.8	151.4	130.8	15.8
Adjusted EBITDA Margin %	84.5%	81.3%		83.7%	83.2%
EBITDA Per Share	0.0545	0.0649	(16.0)	0.1698	0.1762	(3.6)
Total Comprehensive Income	50.2	79.0	(36.4)	283.5	212.2	33.6
Vesta FFO	40.4	33.6	20.3	117.7	96.0	22.6
Vesta FFO Per Share	0.0427	0.0485	(12.0)	0.1320	0.1294	2.0
Vesta FFO (-) Tax Expense	34.9	2.0	1628.0	87.3	22.4	290.6
Vesta FFO (-) Tax Expense Per Share	0.0368	0.0029	1164.5	0.0980	0.0301	225.1
Diluted EPS	0.0530	0.1140	(53.5)	0.3181	0.2861	11.2
Shares (average)	947.0	693.0	36.6	891.3	741.9	20.1

•	Third quarter 2024 revenue reached US$ 63.7 million; a 14.4% year on year increase from US$ 55.7 million in the third quarter 2023 primarily due to US$ 7.4 million in new revenue-generating contracts during the quarter and a US$ 2.0 million inflationary benefit on third quarter 2024 results.

•	Third quarter 2024 Adjusted Net Operating Income (Adjusted NOI) increased 11.4% to US$ 57.6 million, compared to US$ 51.7 million in the third quarter 2023. The third quarter 2024 Adjusted NOI margin was 94.2%; an 87-basis-point year on year increase due to higher rental revenue.

•	Adjusted EBITDA for the quarter increased 14.8% to US$ 51.6 million, as compared to US$ 45.0 million in the third quarter 2023. The Adjusted EBITDA margin was 84.5%; a 322-basis-point increase primarily due to a decrease in administrative expenses during the quarter.

•	Third quarter 2024 Vesta funds from operations after tax (Vesta FFO (-) Tax Expense) increased to US$ 34.9 million, from US$ 2.0 million for the same period in 2023. Vesta FFO per share was US$ 0.0368 for the third quarter 2024 compared with US$ 0.0029 for the same period in 2023; the increase is due to a decrease in current taxes for the third quarter 2024. Third quarter 2024 Vesta FFO excluding current tax was US$ 40.4 million compared to US$ 33.6 million in the third quarter 2023, due to higher profit relative to the same period in 2023.

•	Third quarter 2024 total comprehensive gain was US$ 27.7 million, versus US$ 79.0 million in the third quarter 2023, primarily due to a decrease in profit from the revaluation of investment properties during the quarter.

•	The total value of Vesta’s investment property portfolio was US$ 3.6 billion as of September 30, 2024; an 11.8% increase compared to US$ 3.2 billion at the end of December 31, 2023.

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Letter from the CEO

CONSISTENCY AND DISCIPLINE PAVING THE WAY FOR OUR NEXT STAGE

While the outlook for U.S. trade is challenging regardless of the ultimate outcome of November’s election, signs of easing inflation are supporting gradual US market stabilization. As has been the case in many prior situations of macro uncertainty, Vesta remains steadfastly committed to consistency and profitability, maintaining our enduring focus on the long-term with the prudent and disciplined approach to our operations and strategy- which has proven successful time and time again.

Claudia Sheinbaum took office on October 1, and during her inauguration speech she committed to developing a national plan that attracts more companies to Mexico. Ms. Sheinbaum also urged safety and stability in private investment in Mexico during her recent speech at the 14th annual U.S.-Mexico CEO Dialogue, a business summit which brought together nearly 250 global executive corporate leaders in Mexico City last week. While it’s difficult to predict how the future will unfold, these and other public statements are certainly positive signs that the administration is incentivizing investment in Mexico and is also encouraging for the future of Mexico’s energy policy and environmental sustainability, among others.

From Vesta’s perspective, nearshoring trends remain robust. An example of this was Foxconn’s recent announcement that it has committed to build the largest plant for Nvidia's GB200 super chip servers in Mexico, to produce 20,000 units by 2025 in order to meet global AI demand. Foxconn, which is our third largest tenant, already has its digital twin at one of Vesta’s facilities in Guadalajara- Mexico’s electronics industry hub- where Foxconn’s engineers are defining processes and training robots in this virtual environment to enable the future physical plant to highly efficiently produce the next engine of accelerated computing: NVIDIA Blackwell HGX systems. This underscores Mexico’s growing appeal for high-tech manufacturing while decoupling global technology supply chains from China.

Vesta’s leasing activity reached nearly 1.3 million square feet in the third quarter 2024; 476 thousand square feet from new leases and 787 thousand in renewals. We expect to close the year with strong leasing activity similar to 2023, led by the sustained demand we’re seeing in the Mexican market and continued execution on our robust pipeline during the final quarter of the year. Further, we’re seeing continued recovery in the Bajio market, with new leases during the third quarter with three major companies in Querétaro as well as increased, sector-diversified demand- particularly in the automotive, consumer goods, e-commerce and electronics sectors. We’re achieving longer-term commitments from clients with a 10-year average contract, attractive rental rates and an 8.0% spread in renewals during the third quarter 2024.

While there were no new construction starts during the third quarter, our development pipeline remains strong, with 1.3 million sf delivered this quarter and 3.4 million sf under construction. We continue to carefully evaluate future projects with a focus on Mexico’s most desirable, in-demand geographies and by leveraging our deep understanding of these markets’ dynamics to capture opportunities.

Importantly, we maintain a very prudent approach to capital management while anticipating client needs in the future ahead. Along these lines, Vesta acquired 35.7 hectares of land in Tijuana during the quarter, ensuring continuity for our iconic Vesta Park Mega Region’s next phase of growth. Importantly, this land- which we will begin developing in 2025 with buildings available by 2026- has assured energy and all necessary infrastructure. The acquisition therefore enables us to deliver state-of-the-art facilities for companies seeking to expand, adding 1.0 million square feet of gross leasing area to this market.

Third quarter 2024 NOI margin and EBITDA margin reached 94.2% and 84.5%, respectively, compared to 93.4% and 81.3% during the same period last year. Vesta FFO reached US$ 40.4 million; a 20.3% increase compared to US$ 33.6 million in the third quarter of last year.

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In closing, the proven success of Vesta’s consistent and disciplined execution on our strategy cannot be understated. It’s led by our unwavering commitment to profitability and by our strong, dedicated team that will drive our strategy’s continued success. Together, we will navigate any challenges ahead and achieve our goals as we have throughout our more than 25-year history in elevating standards.

Thank you for your support,

Lorenzo D. Berho

CEO

5

Third Quarter Financial Summary

Consolidated Statutory Accounts

The accompanying consolidated condensed interim financial statements have been prepared based on International Accounting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial consolidated statements, including the notes thereto and are stated in US dollars unless otherwise noted.

All consolidated financial statements have been prepared using an historical cost basis, excluding investment properties and financial instruments at the end of each reporting period. Historical cost is largely based on the fair value of the consideration given in exchange for assets. Third quarter 2024 results are presented in comparison to the same period of the prior year and on an adjusted basis based on the same accounting rules.

Revenues

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2024	Q3 2023	Chg. %	2024	2023	Chg. %
Revenues
Rental income	58.4	51.6	13.1	171.9	147.3	16.7
Reimbursable building services	2.7	3.1	(12.1)	8.5	8.8	(3.7)
Energy Income	2.6	0.3	689.7	6.5	0.0	na
Management Fees	0.0	0.6	0.0	0.4	1.0	(57.3)
Total Revenues	63.7	55.7	14.4	187.3	157.1	19.2
Total Operating Property Costs	(6.5)	(5.3)	21.7	(17.2)	(12.1)	41.7
Related to properties that generate rental income	(5.4)	(3.9)	37.9	(14.2)	(9.1)	56.7
Costs related to properties	(3.5)	(3.7)	(4.0)	(9.1)	(8.2)	10.6
Costs related to energy	(1.9)	(0.3)	649.4	(5.1)	(0.8)	511.1
Related to properties that did not generate rental income	(1.07)	(1.40)	(23.8)	(3.0)	(3.0)	(2.8)
Adjusted Net Operating Income	57.6	51.7	11.4	171.7	148.8	15.3

Vesta’s third quarter 2024 total revenues increased 14.4% to US$ 63.7 million in the third quarter 2024, from US$ 55.7 million in the third quarter 2023. The US$ 8.0 million rental revenue increase was primarily due to: [i] a US$ 7.4 million, or 13.3%, increase from space rented in the third quarter of 2024 which had previously been vacant in the third quarter of 2023; [ii] a US$ 2.0 million, or 3.6%, increase related to inflationary adjustments on rented property in the third quarter of 2024; and [iii] a U$ 2.3 million increase in energy income resulting from charges to tenants for their energy use.

This results were partially offset by: [i] a US$ 1.9 million, or 3.3%, decrease related to lease agreements which expired and were not renewed during the third quarter 2024; [ii] a US$ 0.7 million, or 1.2%, decrease in rental income due to the conversion of peso-denominated rental income into US dollars; [iii] a US$ 0.4

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million decrease in other income which represents reimbursements for expenses paid by Vesta on behalf of clients but not considered to be rental revenue; [iv] US$ 0.1 million, or 0.2%, decrease related to lease agreements which were renewed during the third quarter 2024 at a lower rental rate in order to extend a short term renewal option to a longer term lease agreement; and [v] US$ 0.6 million decrease related to management fee that was collected during 2023 but not in 2024.

89.2% of Vesta’s third quarter 2024 rental revenues were US dollar denominated and indexed to the US Consumer Price Index (CPI), an increase from 86.4% in the third quarter 2023. Contracts denominated in pesos are adjusted annually based on the equivalent Mexican Consumer Price Index, the “Indice Nacional de Precios al Consumidor” (INPC).

Property Operating Costs

Vesta’s third quarter 2024 total operating costs reached US$ 6.5 million, compared to US$ 5.3 million in the third quarter 2023; a US$ 1.2 million, or 21.7%, increase due to increased costs related to rental income generating properties.

During the third quarter 2024, costs related to investment properties generating rental revenues amounted to US$ 5.4 million, compared to US$ 3.9 million for the same period in 2023. This was primarily attributable to an increase in energy-related costs, which increased to US$ 1.9 million in the third quarter 2024 from US$ 0.3 million in the third quarter 2023.

Costs from investment properties which did not generate rental revenues during the third quarter 2024 decreased by US$ 0.3 million to US$ 1.1 million. This was primarily due to a decrease in real estate taxes, maintenance and other property expenses.

Adjusted Net Operating Income (Adjusted NOI) 3

Third quarter Adjusted Net Operating Income increased 11.4% to US$ 57.6 million year on year with an 87-basis-point NOI margin increase, to 94.2%. This increase was due to higher rental income excluding energy income, while costs excluding energy decreased during the quarter, resulting in a higher margin.

General and Administrative Expenses

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2024	Q3 2023	Chg. %	2024	2023	Chg. %
General and Administrative Expenses	(7.0)	(7.1)	(0.7)	(24.3)	(21.3)	13.8
Stock-based Compensation Expenses	2.1	1.8	20.2	7.0	6.3	10.7
Depreciation	(0.4)	(0.3)	60.0	(0.9)	(1.0)	(11.0)
Adjusted EBITDA	51.6	45.0	14.8	151.4	130.8	15.8

3 NOI and NOI Margin calculations have been modified, please refer to Notes and Disclaimers

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Third quarter 2024 administrative expenses totaled US$ 7.0 million, compared to US$ 7.1 million in the third quarter of 2023; a 0.7% decrease. The decrease is due to peso depreciation relative to the same period last year which subsequently decreased expenses related to auditing, legal and consulting expenses, marketing and other expenses, as well as a positive effect resulting from reimbursement of expenses.

Expenses related to the share-based payment of Vesta’s compensation plan amounted to US$ 2.1 million for the third quarter of 2024. For more detailed information on Vesta’s expenses, please see Note 18 within the Company’s Financial Statements.

Depreciation

Third quarter 2024 depreciation was US$ 0.4 million, compared to US$ 0.3 million in the third quarter of 2023. This was related to office space and office equipment depreciation during the quarter and the amortization of Vesta´s operating systems.

Adjusted EBITDA 4

Third quarter 2024 Adjusted EBITDA increased 14.8% to US$ 51.6 million, from US$ 45.0 million in the third quarter 2023, and EBITDA margin increased 322-basis-points to 84.5%, as compared to 81.3% for the same period of last year. This margin increase was due to lower expenses during the third quarter 2024.

Other Income and Expense

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2024	Q3 2023	Chg. %	2024	2023	Chg. %
Other Income and Expenses
Interest income	4.0	4.4	(0.1)	13.1	5.5	1.4
Other (expenses) income	0.4	1.7	(0.8)	(1.2)	2.4	(1.5)
Other net income energy	0.1	0.2	(0.5)	0.3	0.2	0.6
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(11.2)	(11.4)	(0.0)	(33.7)	(34.7)	(0.0)
Exchange gain (loss)	(4.3)	(2.1)	1.0	(10.0)	6.2	(2.6)
Gain from properties sold	0.0	0.0	na	0.3	0.0	na
Gain on revaluation of investment properties	24.0	95.2	(0.7)	231.4	179.5	0.3
Total other income (expenses)	12.9	88.0	(0.9)	200.2	159.1	0.3

Total third quarter 2024 other income reached US$ 12.9 million, compared to US$ 88.0 million in other income at the end of the third quarter 2023, a decrease primarily due to lower gain on revaluation of investment properties.

4 EBITDA and EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers

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Third quarter 2024 interest income decreased to US$ 4.0 million year on year, from US$ 4.4 million in the third quarter 2023, due to a lower cash position during the third quarter 2024 relative to that of the third quarter 2023.

Third quarter 2024 other expense resulted in a US$ 0.4 million gain due to the net result of the Company’s other accounting expenses.

Third quarter 2024 other net gain related to energy resulted in a US$ 0.1 million gain, this gain reflects energy sold to companies which are not Vesta´s clients.

Third quarter 2024 interest expense decreased to US$ 11.2 million, from US$ 11.4 million for the same quarter in 2023, reflecting a lower debt balance resulting from the payment of the first tranche of the 2017 private bond.

Vesta’s third quarter 2024 foreign exchange loss was US$ 4.3 million, compared to a US$ 2.1 million loss in third quarter 2023. This loss relates primarily to sequential currency movement in Vesta’s dollar-denominated debt balance during third quarter 2024 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.

Third quarter 2024 valuation of investment properties resulted in a US$ 24.0 million gain, compared to a US$ 95.2 million gain in the third quarter of 2023. This year-on-year decrease was due to a lower increase in the amount of properties in the portfolio.

Profit Before Income Taxes

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2024	Q3 2023	Chg. %	2024	2023	Chg. %
Profit Before Income Taxes	62.7	131.0	(52.1)	345.1	281.8	22.5
Income Tax Expense	(10.7)	(54.8)	(80.4)	(59.0)	(79.0)	na
Current Tax	(5.5)	(31.6)	(0.8)	(30.4)	(73.6)	na
Deferred Tax	(5.2)	(23.2)	(0.8)	(28.6)	(5.3)	na
Profit for the Period	52.0	76.2	(31.8)	286.2	202.8	41.1
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(8.6)	2.8	(4.1)	(9.5)	9.4	(2.0)
Total Comprehensive Income for the period	43.4	79.0	(0.5)	276.7	212.2	0.3

Due to the above factors, third quarter 2024 profit before income tax reached US$ 62.7 million, compared to US$ 131.0 million for the same quarter last year.

Income Tax Expense

Vesta reported a US$ 10.7 million income tax expense in the third quarter 2024, compared to a US$ 54.8 million expense in the third quarter 2023.

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To calculate the income tax expense for each quarter of the year the Company estimated 2024 ETR, considering stable balances, takes into consideration the statutory rate, the effects of expected exchange rates on tax balances and the expected effects of inflation.

Third Quarter 2024 Profit

Due to the above, the Company’s third quarter 2024 profit was US$ 52.0 million, compared to US$ 76.2 million profit in the third quarter 2023.

Total Comprehensive Income (Loss) for the Period

Vesta closed the third quarter 2024 with US$ 43.4 million in total comprehensive income gain, compared to a US$ 79.0 million gain at the end of the third quarter of 2023, due to the above factors. This comprehensive income was partially offset by a US$ 8.6 million comprehensive loss in exchange differences when translating other functional currency operations.

Funds from Operations (FFO)

				9 months
FFO Reconciliation (million)	Q3 2024	Q3 2023	Chg. %	2024	2023	Chg. %
Profit for the year	52.0	76.2	(31.8)	286.2	202.8	41.1
Gain on revaluation of investment properties	(24.0)	(95.2)	(74.8)	(231.4)	(179.5)	28.9
Gain in properties sold	0.0	0.0	na	(0.3)	0.0	na
FFO	28.0	(18.9)	(247.9)	54.5	23.3	134.5
Stock- based Compensation Expenses	2.1	1.8	20.2	7.0	6.3	10.7
Exchange Gain (Loss)	4.3	2.1	100.3	10.0	(6.2)	(261.0)
Depreciation	0.4	0.3	60.0	0.9	1.0	(11.0)
Other income	(0.4)	(1.7)	(79.0)	1.2	(2.4)	(148.9)
Other income energy	(0.1)	(0.2)	(48.5)	(0.3)	(0.2)	56.4
Energy	(0.7)	(0.1)	818.9	(1.4)	0.8	(269.6)
Interest income	(4.0)	(4.4)	(9.3)	(13.1)	(5.5)	137.7
Income Tax Expense	10.7	54.8	(80.4)	59.0	79.0	na
Vesta FFO	40.4	33.6	20.3	117.7	96.0	22.6
Vesta FFO per share	0.0427	0.0485	(12.0)	0.1320	0.1294	2.0
Current Tax	(5.5)	(31.6)	(82.5)	(30.4)	(73.6)	na
Vesta FFO (-) Tax Expense	34.9	2.0	1628.0	87.3	22.4	290.6
Vesta FFO (-) Tax Expense per share	0.0368	0.0029	1164.5	0.0980	0.0301	225.1

Third quarter 2024 Vesta Funds from Operations (Vesta FFO) after tax expense resulted in a US$ 34.9 million, or US$ 0.0368 per share, gain compared with a US$ 2.0 million, or US$ 0.0029 per share, gain for third quarter 2023.

Vesta FFO for the third quarter 2024 reached US$ 40.4 million; a 20.3% increase compared with US$ 33.6 million in the third quarter 2023.

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Capex

Investing activities during the third quarter of 2024 were primarily related to payments for works in progress in the construction of new buildings in the Northern, Bajio and Central regions, reflected in a US$ 45.2 million total expense.

Debt

As of September 30, 2024, the Company´s overall balance of debt was US$ 847.8 million, of which US$ 4.8 million is related to short-term liabilities and US$ 843.0 million is related to long-term liabilities. The secured portion of the debt is approximately 34.7% of total debt and is guaranteed by some of the Company’s investment properties, as well as by the related income derived from these properties. As of third quarter 2024, 100% of Vesta’s debt was denominated in US dollars and 100% of its interest rate was fixed.

Stabilized Portfolio

Vesta currently reports stabilized portfolio occupancy and same store occupancy as management believes these metrics are useful indicators of the performance of the Company’s operating portfolio. The additional metrics are intended to reflect market best practices and better enable the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers.

The "operating portfolio" calculation includes properties which have reached 80% occupancy or have been completed for more than one year, whichever occurs first.

	Q3 2023			Q3 2024
Region	Stabilized Portfolio		Growth SF	Stabilized Portfolio
	SF	%	SF	SF	%
Central Mexico	7,179,938	20.6%	76,372	7,256,310	19.0%
Bajio	16,598,688	47.7%	1,702,704	18,301,392	48.0%
North	11,027,030	31.7%	1,533,372	12,560,402	33.0%
Total	34,805,657	100%	3,312,447	38,118,104	100%

	Q3 2023		Q3 2024
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	6,981,537	97.2%	7,256,310	100.0%
Bajio	15,847,979	95.5%	17,532,132	95.8%
North	11,027,030	100.0%	11,738,520	93.5%
Total	33,856,547	97.3%	36,526,962	95.8%

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Same-Store Portfolio

Based on the updated calculation, this metric will only include properties within the Company’s portfolio which have been stabilized for the entirety of current and comparable periods. This amended definition is intended to reflect market best practices and aid in the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers. Vesta has provided below a reconciliation of the updated definition versus the prior definition.

	Q3 2023			Q3 2024
Region	Same Store Portfolio		Growth SF	Same Store Portfolio
	SF	%	SF	SF	%
Central Mexico	6,992,821	21.8%	187,117	7,179,938	20.7%
Bajio	15,496,009	48.2%	1,038,066	16,534,075	47.6%
North	9,633,004	30.0%	1,399,616	11,032,620	31.8%
Total	32,121,834	100%	2,624,799	34,746,633	100%

	Q3 2023		Q3 2024
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	6,794,420	97.2%	7,179,938	100.0%
Bajio	14,915,284	96.3%	15,996,067	96.7%
North	9,633,004	100.0%	10,964,240	99.4%
Total	31,342,708	97.6%	34,140,245	98.3%

Total Portfolio

As of September 30, 2024, the Company’s portfolio was comprised of 221 high-quality industrial assets, with a total gross leased area (“GLA”) of 39.1 million sf (3.6 million square meters “m2”) and with 89.2% of the Company’s income denominated in US dollars. The majority of Vesta’s properties are located in markets representing the most significant economic growth in the country, such as the Northern, Central and Bajio regions. Vesta’s tenants are predominantly multinational companies, and the Company has balanced industry exposure to sectors such as e-commerce/online retail, food and beverage, automotive, aerospace and logistics, among others.

	Q2 2024		Q3 2024
Region	Total Portfolio		Growth SF	Total Portfolio
	SF	%	SF	SF	%
Central Mexico	7,256,310	19.2%	0	7,256,310	18.6%
Bajio	18,255,502	48.3%	778,032	19,033,534	48.7%
North	12,281,380	32.5%	505,279	12,786,659	32.7%
Total	37,793,191	100%	1,283,311	39,076,503	100%

* Adjusted by changes in the initial size of the portfolio.

12

Total Vacancy

Vesta’s property portfolio had a 6.1% vacancy rate as of September 30, 2024.

	Q2 2024		Q3 2024
	Vacant SF	% Total	Vacant SF	% Total
Central Mexico	0	0.0%	0	0.0%
Bajio	1,067,211	5.8%	1,350,556	7.1%
North	821,882	6.7%	1,048,139	8.2%
Total	1,889,093	5.0%	2,398,695	6.1%

Projects Under Construction

Vesta is currently developing 3,391,804 sf (315,109 m2) in inventory and BTS buildings.

Projects under Construction
Project	GLA (SF)	GLA (m2)	Investment (1) (thousand USD)	Type	Expected Termination Date	City	Region
Apodaca 5	476,964	44,311	44,733	Inventory	Mar-25	Monterrey	North Region
Apodaca 6	190,640	17,711	15,695	Inventory	Dec-24	Monterrey	North Region
Apodaca 7	202,179	18,783	17,106	Inventory	Dec-24	Monterrey	North Region
Apodaca 8	730,762	67,890	57,180	Inventory	Jun-25	Monterrey	North Region
Aguascalientes 4	122,063	11,340	8,265	Inventory	Mar-25	Aguascalientes	North Region
Aguascalientes 5	217,093	20,169	12,393	Inventory	Feb-25	Aguascalientes	North Region
Tres Naciones 10	131,571	12,223	8,323	Inventory	Dec-24	SLP	Bajio Region
La Villa	213,065	19,794	32,098	Inventory	Oct-24	Valle de México	Bajio Region
Punta Norte 1	850,048	78,972	108,396	Inventory	Dec-24	Valle de México	Bajio Region
Punta Norte 2	171,286	15,913	18,650	Inventory	Oct-24	Valle de México	Bajio Region
Puebla 4	86,133	8,002	6,105	Inventory	Feb-25	Puebla	Bajio Region
Total	3,391,804	315,109	328,944
(1) Investment includes proportional cost of land and infrastructure.

Land Reserves

The Company had 29.1 million sf in land reserves as of September 30, 2024.

	June 30, 2024	September 30, 2024
Region	Gross Land Area (SF)	Gross Land Area (SF)	% Chg.
Tijuana	0	3,847,171	na
Monterrey	0	0	na
Juárez	0	0	na
San Luis Potosí	2,555,692	2,555,692	0.0%
Querétaro	4,701,268	4,701,268	0.0%

13

Guanajuato	3,404,979	3,404,979	0.0%
Aguascalientes	10,981,487	10,981,487	0.0%
SMA	3,597,220	3,597,220	0.0%
Guadalajara	0	0	na
Puebla	0	0	-100.0%
Mexico City	0	0	na
Total	25,240,645	29,087,817	15.2%

14

Summary of 9-Month 2024 Results

				9 month
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2024	Q3 2023	Chg. %	2024	2023	Chg. %
Revenues
Rental income	58.4	51.6	13.1	171.9	147.3	16.7
Reimbursable building services	2.7	3.1	(12.1)	8.5	8.8	(3.7)
Energy Income	2.6	0.3	689.7	6.5	0.0	na
Management Fees	0.0	0.6	0.0	0.4	1.0	(57.3)
Total Revenues	63.7	55.7	14.4	187.3	157.1	19.2
Total Operating Property Costs	(6.5)	(5.3)	21.7	(17.2)	(12.1)	41.7
Related to properties that generate rental income	(5.4)	(3.9)	37.9	(14.2)	(9.1)	56.7
Costs related to properties	(3.5)	(3.7)	(4.0)	(9.1)	(8.2)	10.6
Costs related to energy	(1.9)	(0.3)	649.4	(5.1)	(0.8)	511.1
Related to properties that did not generate rental income	(1.07)	(1.40)	(23.8)	(3.0)	(3.0)	(2.8)
Adjusted Net Operating Income	57.6	51.7	11.4	171.7	148.8	15.3
General and Administrative Expenses	(7.0)	(7.1)	(0.7)	(24.3)	(21.3)	13.8
Stock- based Compensation Expenses	2.1	1.8	20.2	7.0	6.3	10.7
Depreciation	(0.4)	(0.3)	60.0	(0.9)	(1.0)	(11.0)
Adjusted EBITDA	51.6	45.0	14.8	151.4	130.8	15.8
Other Income and Expenses
Interest income	4.0	4.4	(0.1)	13.1	5.5	1.4
Other (expenses) income	0.4	1.7	(0.8)	(1.2)	2.4	(1.5)
Other net income energy	0.1	0.2	(0.5)	0.3	0.2	0.6
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(11.2)	(11.4)	(0.0)	(33.7)	(34.7)	(0.0)
Exchange gain (loss)	(4.3)	(2.1)	1.0	(10.0)	6.2	(2.6)
Gain from properties sold	0.0	0.0	na	0.3	0.0	na
Gain on revaluation of investment properties	24.0	95.2	(0.7)	231.4	179.5	0.3
Total other income (expenses)	12.9	88.0	(0.9)	200.2	159.1	0.3
Profit Before Income Taxes	62.7	131.0	(52.1)	345.1	281.8	22.5
Income Tax Expense	(10.7)	(54.8)	(80.4)	(59.0)	(79.0)	na
Current Tax	(5.5)	(31.6)	(0.8)	(30.4)	(73.6)	na
Deferred Tax	(5.2)	(23.2)	(0.8)	(28.6)	(5.3)	na
Profit for the Period	52.0	76.2	(31.8)	286.2	202.8	41.1
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(8.6)	2.8	(4.1)	(9.5)	9.4	(2.0)
Total Comprehensive Income for the period	43.4	79.0	(0.5)	276.7	212.2	0.3
Shares (average)	947.0	693.0	36.6	891.3	741.9	20.1
Diluted EPS	0.0458	0.1140		0.3104	0.2861

Revenues increased 19.2% to US$ 187.3 million for the accumulated nine months of 2024, compared to US$ 157.1 million in 2023, while operating costs increased to US$ 17.2 million, or 41.7% compared to US$ 12.1 million in 2023, primarily due to the increase in properties that generate income expenses. Adjusted Net operating income for the nine months 2024 was US$ 171.7 million compared to US$ 148.8 million in the same period of 2023.

15

At the close of September 30, 2024, administrative expenses increased by 13.8% to US$ 24.3 million in 2024, from US$ 21.3 million in 2023, primarily due to an increase in marketing expenses, other expenses and to Vesta´s stock-based compensation.

Total other income for the nine months of 2024 was US$ 200.2 million, compared to US$ 159.1 million in the prior year. The result reflects an increase in interest income, lower interest expense and higher gain on revaluation of investment properties.

The Company’s profit before tax therefore amounted to US$ 345.1 million for the first nine months of 2024.

Income tax for the first nine months ending September 30, 2024 resulted in a US$ 59.0 million expense, compared to US$ 79.0 million expense for same period last year. This year-on-year decrease was primarily due to a decrease in current taxes.

Profit for the nine months of 2024 was US$ 286.2 million, compared to US$ 202.8 million in the same period of 2023, due to factors described above.

Vesta ended the nine-month period ending September 30, 2024, with US$ 276.7 million in total comprehensive income, compared to US$ 212.2 million at the end of the nine-months of 2023 period, due to the factors previously described. This gain was partially decreased by a US$ 9.5 million loss in functional currency operations.

Capex for the nine-months of 2024 reached US$ 172.5 million and was related to investment property development.

16

Subsequent Events

Dividends:

Vesta shareholders approved a US$ 64.7 million-dollar dividend at its Annual General Shareholders Meeting held on March 21, 2024, to be paid in quarterly installments at the closing exchange rate of the day prior to payment. The quarterly dividend per share will be determined based on the outstanding number of shares on the distribution date.

Vesta paid a cash dividend for the third quarter 2024 equivalent to PS$ 0.3576 per ordinary share on October 14, 2024. The dividend was paid through the S.D. Indeval S.A. de C.V. Institución para el Depósito de Valores (INDEVAL). This amount was provisioned within the Company’s financial statements at the end of the third quarter 2024 as dividends payable.

Dividends per share
Q1 2024	0.2915
Q2 2024	0.3233
Q3 2024	0.3576

17

Appendix: Financial Tables

				9 month
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2024	Q3 2023	Chg. %	2024	2023	Chg. %
Revenues
Rental income	58.4	51.6	13.1	171.9	147.3	16.7
Reimbursable building services	2.7	3.1	(12.1)	8.5	8.8	(3.7)
Energy Income	2.6	0.3	689.7	6.5	0.0	na
Management Fees	0.0	0.6	0.0	0.4	1.0	(57.3)
Total Revenues	63.7	55.7	14.4	187.3	157.1	19.2
Total Operating Property Costs	(6.5)	(5.3)	21.7	(17.2)	(12.1)	41.7
Related to properties that generate rental income	(5.4)	(3.9)	37.9	(14.2)	(9.1)	56.7
Costs related to properties	(3.5)	(3.7)	(4.0)	(9.1)	(8.2)	10.6
Costs related to energy	(1.9)	(0.3)	649.4	(5.1)	(0.8)	511.1
Related to properties that did not generate rental income	(1.07)	(1.40)	(23.8)	(3.0)	(3.0)	(2.8)
Adjusted Net Operating Income	57.6	51.7	11.4	171.7	148.8	15.3
General and Administrative Expenses	(7.0)	(7.1)	(0.7)	(24.3)	(21.3)	13.8
Stock- based Compensation Expenses	2.1	1.8	20.2	7.0	6.3	10.7
Depreciation	(0.4)	(0.3)	60.0	(0.9)	(1.0)	(11.0)
Adjusted EBITDA	51.6	45.0	14.8	151.4	130.8	15.8
Other Income and Expenses
Interest income	4.0	4.4	(0.1)	13.1	5.5	1.4
Other (expenses) income	0.4	1.7	(0.8)	(1.2)	2.4	(1.5)
Other net income energy	0.1	0.2	(0.5)	0.3	0.2	0.6
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(11.2)	(11.4)	(0.0)	(33.7)	(34.7)	(0.0)
Exchange gain (loss)	(4.3)	(2.1)	1.0	(10.0)	6.2	(2.6)
Gain from properties sold	0.0	0.0	na	0.3	0.0	na
Gain on revaluation of investment properties	24.0	95.2	(0.7)	231.4	179.5	0.3
Total other income (expenses)	12.9	88.0	(0.9)	200.2	159.1	0.3
Profit Before Income Taxes	62.7	131.0	(52.1)	345.1	281.8	22.5
Income Tax Expense	(10.7)	(54.8)	(80.4)	(59.0)	(79.0)	na
Current Tax	(5.5)	(31.6)	(0.8)	(30.4)	(73.6)	na
Deferred Tax	(5.2)	(23.2)	(0.8)	(28.6)	(5.3)	na
Profit for the Period	52.0	76.2	(31.8)	286.2	202.8	41.1
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(8.6)	2.8	(4.1)	(9.5)	9.4	(2.0)
Total Comprehensive Income for the period	43.4	79.0	(0.5)	276.7	212.2	0.3
Shares (average)	947.0	693.0	36.6	891.3	741.9	20.1
Diluted EPS	0.0458	0.1140		0.3104	0.2861

18

Consolidated Statements of Financial Position (million)	September 30, 2024	December 31, 2023
ASSETS
CURRENT
Cash and cash equivalents	281.2	501.2
Financial assets held for trading	0.0	0.0
Accounts receivable- net	32.7	33.9
Operating lease receivable	8.1	10.1
Due from related parties	0.0	0.0
Prepaid expenses	7.0	21.3
Guarantee deposits made	0.0	0.0
Total current assets	329.0	566.4
NON-CURRENT
Investment properties	3589.6	3212.2
Leasing Terms	0.4	0.8
Office equipment - net	2.1	2.5
Derivative financial instruments	0.0	0.0
Guarantee Deposits made	9.3	10.2
Total non-current assets	3601.4	3225.8

TOTAL ASSETS	3930.3	3792.2

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	4.8	69.6
Financial leases payable-short term	0.4	0.6
Accrued interest	7.9	3.1
Accounts payable	15.9	13.2
Income tax payable	4.3	38.8
Dividends payable	32.3	15.2
Accrued expenses	5.9	7.1
Total current liabilities	71.7	147.6
NON-CURRENT
Long-term debt	843.0	845.6
Financial leases payable-long term	0.0	0.3
Derivative financial instruments	0.0	0.0
Guarantee deposits received	31.3	25.7
Long-term accounts payable	0.0	7.7
Employees benefits	2.1	1.5
Deferred income taxes	290.6	276.9
Total non-current liabilities	1167.1	1157.7

TOTAL LIABILITIES	1238.8	1305.2

STOCKHOLDERS' EQUITY
Capital stock	591.3	591.6
Additional paid-in capital	936.9	934.9
Retained earnings	1211.2	989.7
Share-base payments reserve	(5.3)	3.7
Foreign currency translation	(42.5)	(33.0)
Valuation of derivative financial instruments	0.0	0.0
Total shareholders' equity	2691.6	2487.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3930.3	3792.2

19

Consolidated Statements of Cash Flows (million)	September 30, 2024	September 30, 2023
Cash flow from operating activities:
Profit before income taxes	345.1	281.8
Adjustments:
Depreciation	0.5	0.6
Depreciation of right of use assets	0.4	0.4
Gain on revaluation of investment properties	(231.4)	(179.5)
Effect of foreign exchange rates	0.5	3.2
Interest income	(13.1)	(5.5)
Interest expense	32.2	33.4
Amortization debt issuance-related expenses	1.5	1.4
Expense recognized related to share-based payments	7.0	6.3
Employee Benefits	0.5	1.0
Gain in sale of investment property	(0.3)	0.0
Income tax benefit from equity issuance costs	0.0	0.0
Working capital adjustments
(Increase) decrease in:
Operating leases receivables- net	2.0	(1.2)
Recoverable taxes	1.1	(1.2)
Guarantee Deposits made	0.6	(0.4)
Prepaid expenses	14.3	3.9
(Increase) decrease in:
Accounts payable	(19.8)	15.9
Accrued expenses	(1.1)	0.6
Guarantee Deposits received	5.7	4.4
Interest received	13.1	5.5
Income Tax Paid	(79.7)	(41.4)
Net cash generated by operating activities	79.25	128.9

Cash flow from investing activities
Purchases of investment property	(172.5)	(195.7)
Non-tenant reimburstments	28.4	0.0
Sale of investment property	0.8	0.0
Acquisition of office furniture	(0.0)	(0.1)
Net cash used in investing activities	(143.3)	(195.8)

Cash flow from financing activities
Interest paid	(27.4)	(29.7)
Loans obtained	0.0	0.0
Loans Paid	(68.5)	(3.5)
Cost of debt issuance	0.0	0.0
Dividends paid	(47.5)	(44.4)
Repurchase of treasury shares	(14.3)	0.0
Equity issuance	0.0	444.0
Costs of equity issuance	0.0	(21.3)
Payment of lease liabilities	(0.5)	(0.5)
Net cash (used in) generated by financing activities	(158.2)	344.6

Effects of exchange rates changes on cash	2.3	(8.7)
Net Increase in cash and cash equivalents	(220.0)	269.0
Cash, restricted cash and cash equivalents at the beginning of period	501.9	139.1
Cash, restricted cash and cash equivalents at the end of period	281.9	408.2

20

Consolidated Statements of Changes in Stockholders’ Equity (million)	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share-based payment reserve	Foreign Currency Translation	Total Stockholders´ Equity

Balances as of January 1, 2023	480.6	460.7	733.4	6.0	(40.9)	1639.8
Equity Issuance	84.3	338.4	0.0	0.0	0.0	422.7
Vested shares	2.2	8.0	0.0	(10.3)	0.0	(0.0)
Share-based payments	0.0	0.0	0.0	6.3	0.0	6.3
Dividends declared	0.0	0.0	(60.3)	0.0	0.0	(60.3)
Comprehensive income (loss)	0.0	0.0	202.8	0.0	9.4	212.2
Balances as of September 30, 2023	567.1	807.1	875.9	2.0	(31.5)	2220.7
Balances as of January 1, 2024	591.6	934.9	989.7	3.7	(33.0)	2487.0
Vested shares	2.4	13.7	0.0	(16.0)	0.0	0.0
Share-based payments	0.0	0.0	0.0	7.0	0.0	7.0
Repurchase of shares	(2.7)	(11.7)	0.0	0.0	0.0	(14.3)
Dividends payments	0.0	0.0	(64.7)	0.0	0.0	(64.7)
Comprehensive income	0.0	0.0	286.2	0.0	(9.5)	276.7
Balances as of September 30, 2024	591.3	936.9	1211.2	(5.3)	(42.5)	2691.6

21

Notes and Disclaimers

Interim Consolidated Condensed Financial Statements: The figures presented within this release for the three-month periods ending September 30, 2024 and 2023 have not been audited.

Exchange Rate: The exchange rates used for the figures expressed in US dollars (US$) were:

Date	Exchange Rate
Balance Sheet
September 30, 2023	17.620
September 30, 2024	19.629
Income Statement
Q3 2023 (average)	17.058
Q3 2024 (average)	18.915
9M2023 (average)	17.822
9M2024 (average)	17.710

“Adjusted EBITDA” as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period

“Adjusted EBITDA margin” means Adjusted EBITDA divided by total revenues minus energy income.

“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period.

“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period minus energy costs.

“Adjusted NOI margin” means Adjusted NOI divided by total revenues minus energy income.

“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.

“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, other energy income net, interest income, total income tax expense, depreciation and stock-based compensation expense and equity plus.

Prior period: Unless otherwise stated, the comparison of operating and financial figures compares the same prior year period.

Percentages may not sum to total due to rounding.

Build to Suit (BTS): a building which is custom-made in design and construction in order to meet client-specific needs.

22

Inventory buildings: buildings constructed in accordance with standard industry specifications, for those clients that do not require a BTS Building.

Analyst Coverage

In compliance with the internal regulation of the BMV, article 4.033.01 Frac. VIII, Vesta is covered by analysts at the following brokers:

•	Barclays Bank Mexico, S.A.

•	Bank of America

•	BBVA Bancomer S.A.

•	Bradesco BBI Research

•	BTG Pactual US Capital LLC

•	Casa de Bolsa Credit Suisse S.A. de C.V.

•	Casa de Bolsa Santander S.A. de C.V.

•	Citigroup Global Markets Inc.

•	GBM Grupo Bursátil Mexicano S.A. de C.V.

•	Grupo Financiero Interacciones S.A. de C.V.

•	Grupo Signum, S.A. de C.V.

•	Goldman Sachs

•	Itaú Corretora de Valores S.A

•	J.P. Morgan Casa de Bolsa, S.A. de C.V.

•	Morgan Stanley

•	Scotia Inverlat Casa de Bolsa S.A. de C.V.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of September 30, 2024, Vesta owned 221 properties located in modern industrial parks in 16 states of Mexico totaling a GLA of 39.1 million sf (3.6 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.

23

Note on Forward-Looking Statements

This report may contain certain forward-looking statements and information relating to the Company and its expected future performance that reflects the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. We caution you that these important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.

Definitions / Discussion of Non-GAAP Financial Measures:

Change in Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO calculation methodology

During the year ended December 31, 2023, our business began to experience different effects associated with our tenants growing their operations in Mexico that among other impacts resulted in increased energy consumption which we recognize as an energy income and energy cost during the period. Our management considered these income and costs represent a business activity not actively managed by us and does not relate directly to our business operation and strategy; therefore, we updated our policy to further adjust our Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO to exclude energy income and energy costs.

We have applied the change in calculation methodology retroactively. This change had an impact on Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO of $0.3 million, ($0.4) million and $0.0 million as of December 31, 2023, 2022 and 2021.

Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI

The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative

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expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.

Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in tenant’s operation, capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.

NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.

Adjusted EBITDA margin, NOI margin and Adjusted NOI margin

The table below also includes a reconciliation of Adjusted EBITDA margin, NOI margin and Adjusted NOI margin to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We present margin ratios to rental income plus management fees minus electricity income to compliment the understanding of our operating performance; measuring our profitability compared to the revenues directly related to our business activities.

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	For the Three-Month		9 months
	Period Ended September 30,		Cumulative
	2024	2023	2024	2023
	(millions of US$)
Profit for the period	52.0	76.2	286.2	202.8
(+) Total income tax expense	10.7	54.8	59.0	79.0
(-) Interest income	(4.0)	(4.4)	(13.1)	(5.5)
(-) Other income – net(1)	(0.4)	(1.7)	1.2	(2.4)
(-) Other income energy	(0.1)	(0.2)	(0.3)	(0.2)
(+) Finance costs	11.2	11.4	33.7	34.7
(-) Exchange gain (loss) - net	4.3	2.1	10.0	(6.2)
(-) Gain on sale of investment property	0.0	0.0	(0.3)	0.0
(-) Gain on revaluation of investment property	(24.0)	(95.2)	(231.4)	(179.5)
(+) Depreciation	0.4	0.3	0.9	1.0
(+) Long-term incentive plan and Equity plus	2.1	1.8	7.0	6.3
(+) Energy net	(0.7)	(0.1)	(1.4)	0.8
Adjusted EBITDA	51.6	45.0	151.4	130.8
(+) General and administrative expenses	7.0	7.1	24.3	21.3
(-) Long-term incentive plan and Equity plus	(2.1)	(1.8)	(7.0)	(6.3)
NOI	56.5	50.3	168.7	145.8
(+) Property operating costs related to properties that did not generate rental income	1.1	1.4	3.0	3.0
Adjusted NOI	57.6	51.7	171.7	148.8

(1)

Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to our audited consolidated financial statements.

Reconciliation of FFO and Vesta FFO

The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.

The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.

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Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

	For the Three-Month		9 months
	Period Ended September 30,		Cumulative
	2024	2023	2024	2023
	(millions of US$)
Profit for the period	52.0	76.2	286.2	202.8
(-) Gain on sale of investment property	0.0	0.0	(0.3)	0.0
(-) Gain on revaluation of investment property	(24.0)	(95.2)	(231.4)	(179.5)
FFO	28.0	(18.9)	54.5	23.3
(-) Exchange gain (loss) – net	4.3	2.1	10.0	(6.2)
(-) Other income – net(1)	(0.4)	(1.7)	1.2	(2.4)
(-) Other income energy	(0.1)	(0.2)	(0.3)	(0.2)
(-) Interest income	(4.0)	(4.4)	(13.1)	(5.5)
(+) Total income tax expense	10.7	54.8	59.0	79.0
(+) Depreciation	0.4	0.3	0.9	1.0
(+) Long-term incentive plan and Equity plus	2.1	1.8	7.0	6.3
(+) Energy net	(0.7)	(0.1)	(1.4)	0.8
Vesta FFO	40.4	33.6	117.7	96.0

(1)	Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to Vesta’s consolidated financial statements.

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